Filed by Comcast Corporation pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 and
Rule 14d-2 under the Securities Exchange Act of 1934

Subject Company: The Walt Disney Company
Commission File No. 001-11605

Date: February 11, 2004

     The following press release was issued by Comcast Corporation:

PRESS RELEASE

Contacts:

From Comcast Corporation:
D’Arcy Rudnay, Vice President, Corporate Communications	(215) 981-8582
Tim Fitzpatrick, Director, Corporate Communications	(215) 981-8515

From The Abernathy MacGregor Group:
Adam Miller or Brian Faw	(212) 371-5999

COMCAST CORPORATION MAKES PROPOSAL
TO MERGE WITH THE WALT DISNEY COMPANY

Offer Values Disney at $66 Billion

Strategic Combination Would Create One of the
World’s Premier Entertainment and Communications Companies

NEW YORK, February 11, 2004. Comcast Corporation (NASDAQ: CMCSA, CMCSK) today announced that it has made a proposal to The Walt Disney Company (NYSE: DIS) to merge the two companies in a tax-free transaction. The combination would create one of the world’s leading entertainment and communications companies with an unparalleled distribution platform and an extraordinary portfolio of content assets. The new company would have a presence in all of the nation’s top 25 markets, and would propel broadband forward, expanding current services and inspiring new ones.

Terms of the proposed transaction are as follows:

  Comcast would issue 0.78 of a share of Comcast Class A voting common stock for each Disney share.

  Disney shareholders would receive a premium of over $5 billion, based on yesterday’s closing prices, plus full participation in the combination benefits.

  Comcast’s proposal values Disney at $66 billion (which includes assumption of $11.9 billion of Disney’s net debt), offering a multiple of approximately 14x Disney’s 2004 estimated EBITDA.

  Disney shareholders would own 42% of the combined company.

“This is a unique opportunity for all shareholders of Comcast and Disney to create a new leader of the entertainment and communications industry,” said Brian L. Roberts, President and Chief Executive Officer of Comcast. “Not only would this merger create significant shareholder value, but it would also position the combined company to compete vigorously with other entertainment and communications companies, including newly created integrated distribution/content providers.”

“Our management team has a proven track record of successful integration of our merger partners,” said Mr. Roberts. “We are prepared, ready and excited to greet the opportunities and challenges the proposed combination presents in order to deliver substantial value to shareholders of the new combined company.”

“I know Disney’s businesses very well,” said Steve Burke, President of Comcast Cable. “And I am confident that when we put those great brands and programming assets together with our distribution, there will be significant opportunities to produce compelling returns for shareholders.”

The superior track record of Comcast’s management is shown by its success in the acquisition of AT&T Broadband, which was twice the size of Comcast when acquired fifteen months ago. Performance of the merged company has far exceeded initial margin improvement expectations. The combination has resulted in immediate reversal of basic subscriber loss and acceleration of system upgrades, as well as significant launches of new products and services such as video-on-demand and HDTV.

As part of the proposal, Comcast has noted the applicability of the FCC’s current program access and program carriage rules to the combined company, which should address potential concerns that could be raised in the regulatory process. Those rules ensure that the combined company will continue to make all of its satellite-delivered national and regional cable networks available on a non-exclusive, non-discriminatory basis and that there will be no discrimination against unaffiliated programming services, all comparable to the undertakings made by News Corp. in its recent acquisition of DirecTV.

Comcast is being advised by Morgan Stanley, JPMorgan, Quadrangle Group and Rohatyn Associates. Davis Polk & Wardwell is the legal advisor to Comcast.

The full text of the letter sent to Disney is attached.

# # #

Comcast Corporation (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks and in the provision of programming content. The Company is the largest cable company in the United States, serving more than 21 million cable subscribers. The Company’s content businesses include majority ownership of Comcast Spectacor, Comcast SportsNet,

E! Entertainment Television, Style, The Golf Channel, Outdoor Life Network and G4. Comcast Class A common stock and Class A Special common stock trade on The NASDAQ Stock Market under the symbols CMCSA and CMCSK, respectively.

###

[Comcast Letterhead]

February 11, 2004

Mr. Michael D. Eisner
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

Dear Michael:

     I am writing following our conversation earlier this week in which I proposed that we enter into discussions to merge Disney and Comcast to create a premier entertainment and communications company. It is unfortunate that you are not willing to do so. Given this, the only way for us to proceed is to make a public proposal directly to you and your Board.

     We have a wonderful opportunity to create a company that combines distribution and content in a way that is far stronger and more valuable than either Disney or Comcast can be standing alone. To this end, we are proposing a tax-free stock for stock merger in which Comcast would issue 0.78 of a share of its Class A voting common stock for each share of Disney. This represents a premium of over $5 billion for your shareholders, based on yesterday’s closing prices. Under our proposal, your shareholders would own approximately 42% of the combined company.

     The combined company would be uniquely positioned to take advantage of an extraordinary collection of assets. Together, we would unite the country’s premier cable provider with Disney’s leading filmed entertainment, media networks and theme park properties. In addition to serving over 21 million cable subscribers, Comcast is also the country’s largest high speed internet service provider with over 5 million subscribers. As you have expressed on several occasions, one of Disney’s top priorities involves the aggressive pursuit of technological innovation that enhances how Disney’s content is created and delivered. We believe this combination helps accelerate the realization of that goal–whether through existing distribution channels and technologies such as video-on-demand and broadband video streaming or through emerging technologies still in development–to the benefit of all our shareholders, customers and employees.

     We believe that improvements in operating performance, business creation opportunities and other combination benefits will generate enormous value for the shareholders of both companies. Together, as an integrated distribution and content company, we will be best positioned to meet our respective competitive challenges.

     We have a stable and respected management team with a great track record for creating shareholder value. In fact, our shares have consistently outperformed leading stock indices by significant margins, including the S&P 500 by a margin of more than 2 to 1 since Comcast went public in 1972.

     The Comcast management team greatly appreciates and is highly respectful of the Disney heritage. We know that there are many talented executives at Disney who we envision would also play a key role in managing the combined company. We also would welcome directors from your Board joining our Board.

     We have analyzed the issues associated with regulatory approval and are confident that all necessary approvals can be obtained in a timely fashion. Given the landscape that has evolved in our industry over the past few years, the creation of integrated content and distribution companies is essential to increasing the level of competition. The FCC’s existing program access and program carriage rules ensure that the combined company will continue to make all of its satellite-delivered national and regional cable networks available on a non-exclusive, non-discriminatory basis and that there will be no discrimination against unaffiliated programming services, all consistent with the undertakings made by News Corp. in its recent acquisition of DirecTV.

     We hope that the Disney Board will pursue the opportunity that this proposed combination presents to your shareholders.

Very truly yours, Brian L. Roberts President and Chief Executive Officer
Cc:	Board of Directors, The Walt Disney Company

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Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of those words and other comparable words. Comcast Corporation (“Comcast”) wishes to take advantage of the “safe harbor” provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and The Walt Disney Company (“Disney”) may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Comcast/Disney transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Comcast/Disney transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Comcast/Disney transaction; (5) the regulatory approvals required for the Comcast/Disney transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast or Disney services; (11) the ability to expand distribution; (12) changes in labor, programming, equipment and capital costs or availability; (13) the continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) international, political and military developments that may affect, among other things, travel and leisure businesses generally or Disney’s parks and resorts operations specifically, or result in increases in broadcasting costs or loss of advertising revenue; (16) adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at Disney’s parks and resorts; (17) general business and economic conditions; and (18) other risks described from time to time in Comcast’s periodic reports filed with the Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION

     Any information concerning Disney contained in this filing has been taken from, or is based upon, publicly available information. Although Comcast does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, Comcast does not take any responsibility for the accuracy or completeness of such information. To date, Comcast has not had access to the books and records of Disney.

     Investors and security holders are urged to read the disclosure documents regarding the proposed Comcast/Disney transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by Comcast. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Comcast with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Comcast by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

INFORMATION REGARDING CERTAIN COMCAST PERSONS

     Comcast is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Disney. However, in connection with its proposal to merge with Disney, certain directors and officers of

Comcast may participate in meetings or discussions with Comcast shareholders some of whom may also be Disney shareholders or other persons who may also be Disney shareholders. Comcast does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. The following table sets forth the name and title of each of the Comcast persons who may be deemed to be a participant on behalf of Comcast in the solicitation of proxies or consents:

Name	Title

Ralph J. Roberts	Chairman of the Executive and Finance Committee and Director
Julian A. Brodsky	Vice Chairman and Director
Brian L. Roberts	Chief Executive Officer, President and Director
S. Decker Anstrom	Director
C. Michael Armstrong	Director
Kenneth J. Bacon	Director
Sheldon M. Bonovitz	Director
J. Michael Cook	Director
Joseph L. Castle II	Director
Dr. Judith Rodin	Director
Michael I. Sovern	Director
John R. Alchin	Co-Chief Financial Officer, Executive Vice President and Treasurer
Stephen B. Burke	Executive Vice President and President, Cable Division
Lawrence S. Smith	Executive Vice President
David L. Cohen	Executive Vice President
Robert S. Pick	Senior Vice President – Corporate Development
Arthur R. Block	Senior Vice President, Secretary and General Counsel
Karen Dougherty Buchholz	Vice President – Administration
D’Arcy Foster Rudnay	Vice President – Corporate Communications
Marlene S. Dooner	Vice President – Investor Relations
William E. Dordelman	Vice President – Finance
Kenneth Mikalauskas	Vice President – Finance

      As of the date of this filing, Comcast beneficially owned 2,000,000 shares of Disney common stock.

     As of the date of this filing, the foregoing persons, in the aggregate, do not beneficially own in excess of 1% of Disney’s common stock.

     Comcast has customary commercial relationships with Disney, including the distribution on Comcast’s cable systems of Disney’s broadcast and cable networks and the purchase of advertising by Comcast on Disney’s broadcast network and stations and by Disney on Comcast’s cable systems. In addition, Comcast owns 50.1% and Disney owns 39.5% of the E! Entertainment Television and Style cable networks.

     If in the future Comcast does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Disney in connection with its proposal to merge with Disney it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.

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